

February 14, 2023

Christopher Guinta
Chief Financial Officer
New Fortress Energy Inc.
111 W. 19th Street, 8th Floor
New York, NY 10011

  Re: New Fortress Energy Inc.
    Form 10-K for the Fiscal Year ended December 31, 2021
    Filed March 1, 2022
    File No. 001-38790

Dear Christopher Guinta:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation